UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

DC

20549
FORM 11-K
(mark one)
☑

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the annual period ended December 31, 2021
OR
☐

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________
Commission File Number:

001-38695
A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAL-MAINE FOODS, INC. KSOP
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CAL-MAINE FOODS, INC.
1052 HIGHLAND COLONY PKWY,

SUITE 200
RIDGELAND, MS 39157

CAL-MAINE FOODS, INC. KSOP
TABLE OF CONTENTS
Page
REPORT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM
2
FINANCIAL STATEMENTS:
Statement of Net Assets Available

for Benefits
4
Statement of Changes in Net Assets Available

for Benefits
5
Notes to the Financial Statements 6
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 12
SIGNATURE 14

Report of Independent Registered Public Accounting Firm
To Participants and the Audit Committee of

the
Cal-Maine Foods, Inc. KSOP
Jackson, Mississippi
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cal-Maine

Foods, Inc.
KSOP

(the

“Plan”)

as

of

December

31,

2021

and

2020,

the

related

statement

of

changes

in

net

assets

available

for
benefits for the

years then ended,

and the related notes

(collectively,

referred to as the

“financial statements”).

In our
opinion, the financial statements present

fairly, in

all material respects, the net

assets available for benefits of

the Plan
as of

December 31,

2021 and

2020, and

the changes

in net

assets available

for benefits

for the

years then

ended, in
conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management.

Our responsibility is to express an
opinion on

the Plan’s

financial statements

based on

our audits.

We

are a

public accounting

firm registered

with the
Public

Company

Accounting

Oversight

Board

(United

States)

(“PCAOB”)

and

are

required

to

be

independent

with
respect to

the Plan

in accordance

with the

U.S. federal

securities laws

and the

applicable rules

and regulations

of the
Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the

standards of the PCAOB.

Those standards require that we

plan
and

perform

the

audit

to

obtain

reasonable

assurance

about

whether

the

financial

statements

are

free

of

material
misstatement, whether due to

error or fraud.

The Plan is

not required to have,

nor were we

engaged to perform, an

audit
of its

internal control

over financial

reporting.

As part

of our

audits, we

are required

to obtain

an understanding

of
internal control over financial reporting but not for

purposes of expressing an opinion on the

effectiveness of the Plan’s
internal control over financial reporting.

Accordingly, we express no such opinion.
Our

audits

included

performing

procedures

to

assess

the

risks

of

material

misstatement

of

the

financial
statements,

whether

due

to

error

or

fraud,

and

performing

procedures

that

respond

to

those

risks.

Such

procedures
included examining,

on a test

basis, evidence

regarding the

amounts and

disclosures in

the financial

statements.

Our
audits

also

included

evaluating

the

accounting

principles

used

and

significant

estimates

made

by

the

Plan’s
management,

as

well

as

evaluating

the

overall

presentation

of

the

financial

statements.

We

believe

that

our

audits
provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule

of assets (held at end

of year) as of December

31,
2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.

The

supplemental

information

is

presented

for

the

purpose

of

additional

analysis

and

is

not

a

required

part

of

the
financial

statements

but

included

supplemental

information

required

by

the

Department

of

Labor’s

Rules

and
Regulations

for

Reporting

and

Disclosure

under

the

Employee

Retirement

Income

Security

Act

of

1974.

The
supplemental information is

the responsibility of

the Plan’s

management.

Our audit procedures

included determining
whether

the

supplemental

information

reconciles

to

the

financial

statements

or

the

underlying

accounting

and

other
records, as applicable,

and performing procedures

to test the

completeness and accuracy

of the information

presented

in

the

supplemental

information.

In

forming

our

opinion

on

the

supplemental

information

in

the

accompanying
schedule, we

evaluated whether

the supplemental

information, including its

form and

content, is

presented in

conformity
with the Department

of Labor’s

Rules and Regulations

for Reporting

and Disclosure under

the Employee

Retirement
Income Security

Act of

1974.

In our

opinion,

the supplemental

information

in the

accompanying

schedule is

fairly
stated, in all material respects, in relation to the financial statements as a whole.

/s/ Frost, PLLC
We have served as the Plan’s

auditor since 2007.
Little Rock, Arkansas
June 27, 2022

CAL-MAINE FOODS, INC. KSOP
Statement of Net Assets Available

for Benefits
December 31, 2021 and 2020

2021 2020
Assets
Investments, at fair value $ 148,162,481 $ 142,480,157
Notes receivable from participants 2,803,857 2,949,841
Net assets available for benefits $ 150,966,338 $ 145,429,998
See accompanying notes to the financial statements

CAL-MAINE FOODS, INC. KSOP
Statement of Changes in Net Assets Available

for Benefits
For the Years

Ended December 31, 2021 and 2020

2021 2020
Additions
Investment income
Interest and dividend income
Interest $ 178 $ 16,917
Dividends 3,790,792 1,847,606
Total interest and dividend income 3,790,970 1,864,523
Net change in fair value of investments 5,303,855 (5,053,377)
Total investment income (loss) 9,094,825 (3,188,854)
Interest income on notes receivable from participants 135,397 158,806
Contributions
Employer contributions 3,839,875 3,696,021
Participant contributions 5,134,489 4,430,654
Rollover 514,287 166,369
Total contributions 9,488,651 8,293,044
Total additions 18,718,873 5,262,996
Deductions
Benefits paid to participants 14,175,804 6,885,687
Administrative expenses 176,043 148,749
Total deductions 14,351,847 7,034,436
Net increase (decrease) in net assets available for benefits 4,367,026 (1,771,440)
Transfer of Plan assets from the Red River Valley

Egg Farm, LLC 401(k) Plan
1,169,314 —
Net assets available for benefits - beginning of year 145,429,998 147,201,438
Net assets available for benefits - end of year $ 150,966,338 $ 145,429,998
See accompanying notes to the final statements

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

Note 1 – Summary of Significant Plan Provisions
The

following

description

of

the

Cal-Maine

Foods,

Inc.

KSOP

(the

“Plan”)

provides

only

general

information.

Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.
General
The Plan

covers substantially

all employees

of Cal-Maine

Foods, Inc.

and its

subsidiaries (collectively, the

“Company”).

It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective September 27, 2021, the Red River Valley

Egg Farm, LLC 401(k) Plan was merged into the Plan.
Eligibility
Each

employee,

except

leased

employees,

collective

bargaining

employees,

contract

employees,

and

employees

of
independent contractors shall

become eligible to participate

in the Plan

on the entry date

next following or coinciding
with the employee attaining 21 years of age and one year of service during which the employee accrues 1,000 hours or
more

of

service.

Entry

dates

are

January 1,

April 1,

July 1

and

October 1.

The

Plan

includes

an

auto-enrollment
provision whereby

all newly

eligible employees

are automatically

enrolled in the

Plan unless they

affirmatively elect
not to

participate in

the Plan.

Automatically enrolled

participants have

their deferral

rate set

at 3

percent of

eligible
compensation and their contributions invested in a designated balanced fund until changed by the participant.
Contributions
Participants may

contribute a

portion of

pretax annual

compensation, as

defined by

the Plan

Document.

Participants
who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants may
contribute

amounts

representing

distributions

from

other

qualified

defined

benefit

or

defined

contribution

plans
(rollovers).

The Company made

safe harbor nonelective

contributions equal

to 3% of

compensation during the

years
ended December 31, 2021

and 2020.

These contributions are

initially invested in

Cal-Maine Foods, Inc.

common stock.

The

Company

can

also

make

additional

discretionary

nonelective

contributions.

The

Company

did

not

make

an
additional contribution

for the

years ended

December 31, 2021

or 2020.

Contributions are

subject to

certain Internal
Revenue Service (“IRS”) limitations.

Participant accounts
Each

participant’s

account

is

credited

with

participant

and

Company

contributions

and

an

allocation

of

Plan
earnings/losses, and is charged with applicable withdrawals and administrative expenses.

Allocations are based on the
participant’s compensation, contributions or account balances, as defined.

The benefit to which a

participant is entitled
is the benefit that can be provided from the participant’s vested account.

A participant, alternate payee of

a participant, or beneficiary of

a deceased participant has the immediate

right to elect
to diversify

any publicly

traded employer

securities held

in their

Company stock

account attributable

to participating

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

Company contributions and

any publicly traded securities

held in their safe

harbor nonelective contribution

Company
stock account and reinvest the proceeds in any other investments available under the Plan.

Vesting
Participants are vested immediately in

their contributions and Company

safe harbor contributions plus

actual earnings
thereon.
Investment options
Participants may direct

the investment of

their interest in

the Plan into

the investment options

offered under

the Plan.

Participants may change their investment selections at any time.
Notes receivable from participants
Participants may borrow

from their accounts a

minimum of $1,000 up

to a maximum of

the lesser of $50,000

or 50%
of the

vested interest

in their

account balance.

Note terms

range from

one to

five years

or up

to 15

years if

for the
purchase of a primary residence.

The notes are secured by the balance

in the participant’s

account and bear interest at
a rate

determined by

the Plan

Administrative Committee

equivalent to

that charged

by major

financial institutions

in
the community.

Principal and interest is paid ratably through weekly or biweekly payroll deductions.
Payment of benefits
Benefits

are

generally

payable

on

termination,

retirement,

death

or

disability.

If

the

participant’s

vested

balance

is
$1,000 or less,

it will be automatically

distributed. In-service withdrawals

are allowed from

all participant accounts

if
the participant

has attained

age 59½,

at any

time from

a participant’s rollover account,

or once

a year

from a

participant’s
non-safe harbor

Company stock account

and non-elective deferral

Company Stock Account

for participants with

five
or more years of participation.
Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the
participant.

Non-company stock accounts are distributed in lump sum or installments.

Voting

rights of stock
Each participant

shall have

the

right

to direct

the

committee

or

trustee as

to

the

manner in

which

whole

and

partial
shares of the

Company’s stock

allocated to their

accounts as of

the record date

are to be

voted in each

matter brought
before an annual or special shareholders’ meeting.

Termination

of the Plan
Although

it

has

not

expressed

any

intent

to

do

so,

the

Company

has

the

right

under

the

Plan

to

discontinue

its
contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies
Basis of accounting
The

accompanying

financial

statements

are

prepared

under

the

accrual

method

of

accounting

in

accordance

with
accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of

financial statements in

conformity with accounting

principles generally accepted

in the United

States
of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein,

and disclosure of contingent

assets and liabilities.

Accordingly, actual results may differ
from those estimates.
Investment valuation and income recognition
Investments are reported at fair value.

See Note 3 for a discussion of fair value measurements.
Purchases and sales of

securities are recorded on

a trade-date basis.

Interest is recorded on

the accrual basis.

Dividends
are recorded

on

the ex-dividend

date.

Net change

in

fair value

includes the

Plan’s

gains

and

losses on

investments
bought and sold, as well as held during the year.
Notes receivable from participants
Notes receivable from participants

are measured at their

unpaid principal balance plus

any accrued, but unpaid,

interest.

Delinquent notes receivable

from participants are

recorded as a

distribution based

upon the

terms of

the Plan

documents.

Payment of benefits
Benefits are recorded when paid.
Administrative expenses
Certain administrative and recordkeeping

fees are paid by the

Plan, unless otherwise paid by

the Company.

Expenses
that are

paid by

the Company

are excluded

from these

financial statements.

Fees related

to distributions

are charged
directly to the participants' accounts.
Note 3 – Fair Value

Measurements
The Plan is required to

categorize both financial and nonfinancial

assets and liabilities based

on the following fair value
hierarchy.

The fair

value

of an

asset is

the price

at which

the asset

could

be sold

in an

orderly transaction

between
unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability’s fair value is defined as the

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

amount that would be

paid to transfer the

liability to a new

obligor in a transaction

between such parties, not

the amount
that would be paid to settle the liability with the creditor.
•
Level 1

- Quoted prices in active markets for identical assets or liabilities
•
Level 2

- Inputs

other than quoted

prices included in

Level 1 that

are observable

for the asset

or liability,
either directly or indirectly, including:
◦
Quoted prices for similar assets or liabilities in active markets
◦
Quoted prices for identical or similar assets in non-active markets
◦
Inputs other than quoted prices that are observable for the asset or liability
◦
Inputs derived principally from or corroborated by other observable market data
•
Level 3

- Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The asset or liability’s

fair value measurement level

within the fair value hierarchy

is based on the lowest

level of
any input that is significant to the fair value measurement.

Valuation

techniques used need to maximize the use of
observable inputs and minimize the use of unobservable inputs.
The following is

a description of

the valuation methodologies

used for assets

measured at fair

value.

There have
been no changes in the methodologies used at December 31, 2021 or 2020:
Interest-bearing cash
:

This investment is valued at historical cost, which approximates fair value.
Common stock and mutual funds
:

These investments are valued based

on quoted market prices at

the end
of the Plan year.

Common collective

trust funds
:

These investments

are valued

based on

the net

asset value

(“NAV”)

of
units held by the

Plan at year end,

as calculated by the issuer, as

a practical expedient to estimate

fair value.

NAV

is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

The preceding methods described may produce a fair

value calculation that may not be indicative

of net realizable
value

or

reflective

of

future

fair

values.

Furthermore,

although

the

Plan

believes

its

valuation

methods

are
appropriate

and

consistent

with

other

market

participants,

the

use

of

different

methodologies

or

assumptions

to
determine the

fair value

of certain

financial instruments

could result

in a

different fair

value measurement

at the
reporting date.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

The following table sets forth the Plan’s assets at fair value.

December 31, 2021 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 74,110,725 $ — $ — $ 74,110,725
Mutual funds 72,637,916 — — 72,637,916
Total assets measured at fair value $ 146,748,641 $ — $ — $ 146,748,641
Investments measured at net asset value* 1,413,840
Investment at fair value $ 148,162,481
December 31, 2020 Level 1 Level 2 Level 3 Total
Assets
Cal-Maine Foods, Inc. common stock $ 76,727,758 $ — $ — $ 76,727,758
Interest-bearing cash 5,548,940 — — 5,548,940
Mutual funds 59,012,550 — — 59,012,550
Total assets measured at fair value $ 141,289,248 $ — $ — $ 141,289,248
Investments measured at net asset value* 1,190,909
Investment at fair value $ 142,480,157
*

The investment

measured at

fair value

using the

net asset

value per

share (or

its equivalent)

practical expedient

has not

been classified

in the

fair value
hierarchy. The fair value

amount included above is intended to permit reconciliation

of the fair value hierarchy to the amounts

presented in the statements of
net assets available for benefits.
The following

table summarizes

investments for

which fair

value is

measured using

the NAV per share as

a practical
expedient.
Unfunded Redemption Redemption
Fair Value Commitments Frequency Notice Period
December 31, 2021
Common collective trust fund $ 1,413,840 N/A Daily None
December 31, 2020
Common collective trust fund $ 1,190,909 N/A Daily None
Note 4 – Risks and Uncertainties
There is

a high

concentration of

the Company's

stock owned

by the

Plan.

As of

December 31,

2021 and

2020,
approximately 49% and 53% of the Plan's assets were invested in the Company's common stock, respectively.

CAL-MAINE FOODS, INC. KSOP
Notes to Financial Statements
December 31, 2021 and 2020

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and
credit risks.

Due to the level of risk

associated with certain investment securities, it

is at least reasonably possible
that changes in

the values of

investment securities will

occur in the

near term

and that such

changes could materially
affect the participants' account balances and the amounts reported in the financial statements.
Note 5 – Tax

Status
The IRS

has determined

and informed the

Company by

a letter

dated January

14, 2015

that the

amended and

restated
Plan document is designed in accordance with applicable

sections of the IRC.

Therefore, no provision for income
taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of

America require Plan management to evaluate tax
positions taken by

the Plan and

recognize a tax

liability (or asset)

if the Plan

has taken an

uncertain position that,
more likely than

not, would not

be sustained upon

examination by the

IRS.

The Plan administrator

has analyzed
the tax

positions taken

by the

Plan, and

has concluded

that, as

of December 31,

2021, there

are no

uncertain positions
taken or

expected to

be taken

that would

require recognition

of a

liability (or

asset) or

disclosure in

the financial
statements.

The Plan is subject to routine audits by

taxing jurisdictions; however, there

are currently no audits for
any tax periods in progress.

Note 6 – Parties-in-Interest Transactions
As of

December 31,

2020 the

Plan was

invested in

an interest-bearing

cash account

in the

amount of

$5,548,940
with the previous trustee and third party administrator, SunTrust Bank (now Truist) (“Truist”). As trustee and third party

administrator

of

the

Plan,

Truist

is

by

definition

a

party-in-interest

and

all

investments

and

investment
transactions with Truist were with a party-in-interest.
The

Plan

invests in

shares

of

the

Company.

The

Company is

the

Plan

sponsor

and

is, therefore,

by definition

a
party-in-interest.

All

investments

and

investment

transactions

related

to

company

stock

were

with

a

party-in-
interest. As

of December

31, 2021

and 2020

the fair value

of the

investment in Company

stock was $74,110,725
and

$76,727,758,

respectively.

Total

dividend

income

received

during

the

year

ended

December

31,

2021

was
$69,318.

The Plan

also holds

notes receivable

from participants.

As a

result, these

notes receivable and

all related

transactions
were with a party-in-interest.
All of these transactions are exempt from being prohibited transactions under ERISA.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION

NUMBER 64-0500378
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Common collective trust funds
Federated Investors Capital Preservation Fund R6P 1,413,840
Mutual funds
Allspring
Special Mid Cap Value

R6
2,607,808
BlackRock Inflation Prted Bd BlackRock K 2,063,596
BlackRock Liquidity Fedfund Instl 4,190,446
BlackRock Mid-Cap Growth Equity K 527,317
Invesco Growth and Income R6 4,659,996
MFS Family of Funds Massachusetts Investors Gr Stk R6 3,558,629
MFS Family of Funds Total Return Bond R6 4,219,973
MFS Family of Funds Total Return R6 3,229,078
T. Rowe Price Retirement I 2010 Fund I Class 529,186
T. Rowe Price Retirement I 2020 Fund I Class 4,746,637
T. Rowe Price Retirement I 2030 Fund I Class 8,909,880
T. Rowe Price Retirement I 2040 Fund I Class 6,948,385
T. Rowe Price Retirement I 2050 Fund I Class 5,090,000
T. Rowe Price Retirement I 2060 Fund I Class 679,503
Vanguard 500 Index Fund - Admiral 11,516,806
Vanguard Developed Markets Index Admiral 3,269,747
Vanguard Explorer Adm 3,481,746
Vanguard Mid Cap Index Adm 1,135,857
Vanguard Small Cap Index Fund - Admiral 1,273,326
Total mutual funds 72,637,916
* Party-in-interest
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION

NUMBER 64-0500378
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

Description of investment including
Identity of issue, borrower, maturity date, rate of interest, Current
(a) (b) lessor or similar party (c) collateral, par or maturity value (e) value
Common stock
* Cal-Maine Foods, Inc. 2,003,534 shares of common stock,
$.01 par value $ 74,110,725
* Participant loans Interest rates from 4.25% to 6.5% with
maturity dates from January 2022
through January 2035 2,803,857
Total $ 150,966,338
* Party-in-interest
Column (d) not applicable for participant directed investments.
See Report of the Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the

Securities Exchange Act of 1934,

the trustees (or other persons

who administer
the

employee

benefit

plan)

have

duly

caused

this

annual

report

to

be

signed

on

its

behalf

by

the

undersigned
hereunto duly authorized.
CAL-MAINE FOODS, INC. KSOP
Date: June 27, 2022 /s/ Jim Golden
Jim Golden
Director of Human Resources

EXHIBIT INDEX
Exhibit
Number Description
23.1
.1
Consent of Independent Registered Public Accounting Firm